EXHIBIT 99.1

mCloud Showcases Hyperscale Solution on Google Cloud to Eliminate Methane Emissions at LEAP 2023 in Saudi Arabia

Companies to showcase mCloud's AssetCare® Fugitive Emissions solution, harnessing the power of Google Cloud and Google Earth Engine to deliver a cloud solution capable of continuously mitigating emissions by combining voice-enabled, AI-assisted connected worker capabilities with the ability to visualize and act on methane at every level, from sky to flange

SAN FRANCISCO, Feb. 1, 2023 /CNW/ - mCloud Technologies Corp. (Nasdaq: MCLD) (TSXV: MCLD), ("mCloud" or the "Company") a provider of cloud technology solutions optimizing the performance, reliability, and sustainability of energy-intensive assets today announced it will join Google Cloud alongside other Google Cloud partners as a sponsor at the Informa LEAP 2023 tech conference at the Riyadh Front Expo Centre in Saudi Arabia, 6-9 February 2023.

LEAP 2023 brings together over 100,000 tech innovators and leading experts from around the world to showcase new technologies poised to enable a positive future.

At the conference, mCloud will showcase mCloud's AssetCare Fugitive Emissions solution, a digital foundation built on Google Cloud that improves the efficacy and accuracy of the industry mandated process for fugitive Leak Detection and Repair ("LDAR"). AssetCare leverages the capabilities of Google Cloud, AI, and asset digital twins to record and report on fugitive emissions, empowering asset owners and operators to:

  Detect harmful methane leaks: Identify, quantify, and track the source of fugitive methane emissions at every level – down to specific equipment anywhere in the world.
  Correct and plan methane repairs: Prioritize, coordinate, and manage the field actions of maintenance teams with voice-enabled, AI-assisted connected worker capabilities to rapidly correct fugitive leaks.
  Report and track mitigation actions: Document the actions taken to show quantifiable emissions reductions with verifiable data, not just estimates.

Another highlight of the AssetCare Fugitive Emissions solution is mCloud's application of the high-resolution geospatial data provided by Google Earth Engine to visualize and prioritize methane emission sources in real-time with the ability to aggregate and overlay fugitive emissions data from numerous sources simultaneously, including data unique to Google Earth Engine and other Google Cloud Ready – Sustainability data partners - in a single view.

mCloud announced it had entered a strategic partnership with Google Cloud on October 27, 2022, launching a trio of sustainability applications built on the powerful hyperscale foundation of Google Cloud and numerous Google Cloud services. Combined with mCloud's unique AI-driven connected worker capabilities powered by Google Cloud, AssetCare delivers the only cloud solution capable of continuously mitigating methane emissions, from visualization in the sky to direct action on the ground at the equipment level.

"Partners like mCloud can help address the challenge of eliminating harmful GHG emissions in the energy industry, utilizing Google Cloud's sustainable infrastructure and capabilities like Google Earth Engine, AI, and ML," said Amit Zavery, VP/GM and Head of Platform, Google Cloud. "The progress on innovative solutions from mCloud will help organizations accelerate their sustainability efforts and mitigate carbon and methane emissions at scale."

Russ McMeekin, mCloud President and CEO said:

"We have made incredible progress in our journey to take the industry's best cloud capabilities to drive the sustainability of asset-intensive environments all around the world. There couldn't be a better place for mCloud to have presence than the Kingdom of Saudi Arabia, where we have seen first-hand the Kingdom's leadership in adopting new technologies to drive methane abatement."

Additionally, to explore sustainability technologies in Saudi Arabia, mCloud announced the signing of a Memorandum of Understanding with Aramco on January 25, 2022.

McMeekin added:

Since signing our MOU with Aramco and adding new capabilities to our portfolio in the past year, mCloud has had the rare opportunity to bring AssetCare to every corner of the Kingdom, including endeavours to deploy sustainability solutions with Aramco and other hydrocarbon processing companies in the Kingdom. Initial deployments of AssetCare have translated into strategic initiatives to deliver our fugitive emissions capabilities at scale. We look forward to deepening the integration of our technology and pursuing new advancements  through our partnership."

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy-intensive assets with cloud-based solutions that curb energy waste, maximize energy production, eliminate harmful emissions, and get the most out of critical energy infrastructure. Through mCloud's portfolio of AssetCare® solutions, mCloud enables asset owners and operators in energy- and asset-intensive industries such as oil and gas, wind, and commercial facilities to use cloud-based digital twins, AI, and analytics to optimize asset performance, reliability, and sustainability. mCloud has a worldwide presence with offices in North America, Europe, the Middle East, and Asia-Pacific.  mCloud's common shares trade in the United States on Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. Visit mcloudcorp.com to learn more.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

View original content to download multimedia:https://www.prnewswire.com/news-releases/mcloud-showcases-hyperscale-solution-on-google-cloud-to-eliminate-methane-emissions-at-leap-2023-in-saudi-arabia-301736406.html

SOURCE mCloud Technologies Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2023/01/c2255.html

%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 12:07e 01-FEB-23